SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

21 December 2012

AVIVA TO SELL AVIVA USA FOR US$1.8 BILLION

Aviva plc ("Aviva") announces that it has agreed to sell Aviva USA Corporation, its US life and annuities business and related asset management operations (“Aviva USA”), to Athene Holding Ltd (“Athene”), for US$1.8 billion (£1.1 billion)1.  Aviva will retain the North American asset management activities of Aviva Investors that are focused on third parties, and Aviva plc assets outside of the USA.2

The transaction represents significant further progress in narrowing the group's focus on businesses and markets where Aviva enjoys leadership positions and is able to generate attractive returns with a high probability of success. The transaction will increase Aviva's pro forma economic capital surplus coverage ratio by 17 percentage points to 165%3 (or the economic capital surplus by approximately £1.1 billion) placing the group within its target range of 160-175% of required capital (FY11: 130%). The sale will reduce the group's credit risk exposure by approximately 25%, and also reduce the sensitivity of the group's economic capital results to credit spread movements by approximately 30%4.

John McFarlane, chairman of Aviva plc, said:

"The sale of Aviva USA is an important step forward in the delivery of our strategic plan. It considerably strengthens Aviva’s financial position, increases group liquidity and improves our economic capital surplus whilst also reducing its volatility.

“The disposal of the US business, combined with the recent settlement with Bankia, represents a successful end to the year and sets us up well for 2013.”

Aviva will receive sale proceeds of US$1.55 billion (£1.0 billion) in cash, after the repayment of external debt. Of this, an amount of up to $250 million may be received in the form of an interest-bearing vendor loan, repayable in cash within 12 months of completion. Cash proceeds will increase central group liquidity and will be used for general corporate purposes.

The transaction values Aviva USA at 7.9x 2011 US GAAP earnings5 and 0.6x US Statutory Capital Surplus at 30 June 2012. Had the transaction occurred at 30 September 2012, Aviva’s IFRS net assets would have reduced by £2.3 billion to £9.3 billion, IFRS NAV per share would have reduced from 397p to 318p, and MCEV NAV would have increased by £0.2 billion.

Aviva USA generated an IFRS operating profit6 of £223 million in 2011 and held £3.2 billion IFRS net assets7 and £39 billion IFRS total assets as at 30 June 2012.

Athene Holding is a life insurance holding company focused principally on the retirement market and whose business, through its subsidiaries, is focused primarily on issuing and reinsuring fixed and equity indexed annuities.

Completion, which is subject to regulatory approvals, is expected in 2013.

Goldman, Sachs & Co. and Morgan Stanley and Co. International plc acted as financial advisers to Aviva.

Enquiries:

Media

Nigel Prideaux                                                                                        +44 (0)20 7662 0215
Andrew Reid                                                                                          +44 (0)20 7662 3131

Analysts

Charles Barrows                                                                                     +44 (0)20 7662 8115

Notes to editors:

Impact of this transaction

•
The group’s pro forma IGD solvency surplus would have decreased by £0.3 billion had the sale taken place on 30 September, however this is offset by a £0.4 billion increase on the transfer of Aseval to Bankia, announced on 18 December 2012. Taking into account both these transactions the group's pro forma IGD solvency ratio would have been 172% compared to 165% at 30 September 2012.

•	Had the transaction occurred at 30 September 2012, the accounting loss on sale would have been £1.2 billion.

•
The accounting loss on sale reflects the excess of Aviva USA IFRS NAV over the proceeds received, offset by certain unrealised gains which are required to be recognised in the group income statement upon sale. Previously these gains had been recognised in equity only.

About Aviva USA

•	Aviva USA is a provider of indexed life insurance and indexed annuities with more than 930,000 customers and employs 1,800 people.

•
In July 2006, Aviva acquired AmerUs Group Co for $69 per share in cash, valuing AmerUs at approximately $2.9 billion (£1.6 billion), Aviva also assumed approximately $700 million (£400 million) of AmerUs debt and preferred stock.

•	Aviva USA is headquartered in West Des Moines, Iowa and has offices in Topeka, Kansas and Melville, New York.

•	Aviva USA’s CEO is Christopher Littlefield, and CFO is Brenda Cushing.

About Aviva Investors North America

•	Aviva Investors is the global asset management business of Aviva.

•	As of 30 September 2012, Aviva Investors North America had $82 billion in assets under management and 247 employees in Chicago, New York, Boston, Louisville and Toronto.

About Aviva

•	Aviva provides 43 million customers with insurance, savings and investment products.

•	We are the UK’s largest insurer and one of Europe’s leading providers of life and general insurance.

•	We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

•	We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

•	The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

•	For broadcast-standard video, please visit http://www.aviva.com/media/video/. Follow us on twitter: www.twitter.com/avivaplc

1 Headline price equates to cash payment of $1,550m plus retirement of an external loan financing agreement of $257m. Total US dollar headline price is converted to pounds sterling at £1/$1.62.

2 The US-based asset management operations of Aviva Investors, which manage the funds of Aviva USA, will form part of the transaction. Following the acquisition by Athene Holding, the associated funds will be transferred to Athene Holding. The asset management operations of Aviva USA had assets under management of £38 billion at 30 June 2012.

3 The estimated pro forma economic capital position as at 30 September 2012 includes the impact of the transfer of Aseval to Bankia, announced on 18 December 2012. The term 'economic capital' does not imply capital as required by regulators or other third parties.

4 Based on the Group’s 30 September 2012 economic capital credit risk exposures.

5 Adjusted for loan interest to Aviva

6 Pre-tax and after adjusting for the perimeter of the transaction, which includes the retention of Aviva Investors’ US-based third party asset management business by Aviva.

7 £3.2bn represents the net assets of the business including the shareholder loan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 21 December, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary